UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13G

(Rule 13d-102)

Information to Be Included in Statements Filed Pursuant to § 240.13d-1 (b), (c) and (d) and Amendments Thereto

Filed Pursuant to § 240.13d-2

Under the Securities Exchange Act of 1934

(Amendment No. 8)*

JD.com, Inc.

(Name of Issuer)

Ordinary Shares, par value of $0.00002 per share

(Title of Class of Securities)

47215P 106

(CUSIP Number)

December 31, 2022

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS Richard Qiangdong Liu
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION People’s Republic of China

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 418,549,273
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 400,181,973
	8	SHARED DISPOSITIVE POWER 0

9

  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

418,549,273 (This includes 18,367,300 shares beneficially owned by Fortune Rising Holdings Limited, which holds and administers these shares for the benefit of employees of the Issuer under the Issuer’s Share Incentive Plan (excluding Mr. Richard Qiangdong Liu himself). Mr. Liu can exercise the voting power with respect to these shares on behalf of Fortune Rising Holdings Limited, but does not have any economic interest in these shares. See Item 4.)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 13.3%. *The voting power of the shares beneficially owned represent 73.9% of the total outstanding voting power. **
12	TYPE OF REPORTING PERSON IN

*

The percentage of voting power is calculated by dividing the voting power beneficially owned by the Reporting Person by the voting power of all of the Issuer’s holders of Class A ordinary shares and Class B ordinary shares as a single class as of December 31, 2022 (taking into account the number of shares that the Reporting Person had the right to acquire upon exercise of options that shall have become vested by 60 days after December 31, 2022). Each holder of Class A ordinary shares is entitled to one vote per share and each holder of Class B Shares is entitled to twenty votes per share on all matters submitted to them for a vote.

**

During the fourth quarter of 2022, Fortune Rising Holdings Limited sold an aggregate of 91,714 ADSs in the open market on behalf of certain employees of the Issuer (which do not include Mr. Richard Qiangdong Liu). Fortune Rising Holdings Limited holds the Class B ordinary shares of the Issuer for the purpose of transferring such shares to the plan participants according to awards granted by the Issuer under the Issuer’s Share Incentive Plan, and administers the awards and acts according to the Issuer’s instructions. However, the logistical procedures relating to the conversion of 183,428 Class B ordinary shares held by Fortune Rising Holdings Limited into 91,714 ADSs had not been completed as of December 31, 2022. Assuming such logistics had been completed as of December 31, 2022, Mr. Liu would have beneficially owned a total of 418,365,845 ordinary shares, representing 13.3% of the total outstanding ordinary shares of the Issuer, and the voting power of the shares beneficially owned represented 73.9% of the total outstanding voting power. See Item 4.

In addition, on February 2, 2022, Mr. Richard Qiangdong Liu notified the Issuer that he will donate 62,376,643 Class B ordinary shares of the Issuer to a third-party foundation for charitable purposes. Assuming the donation had been completed as of December 31, 2022, Mr. Liu would have beneficially owned a total of 356,172,630 ordinary shares, representing 11.3% of the total outstanding ordinary shares of the Issuer, and the voting power of the shares beneficially owned represented 70.0% of the total outstanding voting power.

1	NAMES OF REPORTING PERSONS Max Smart Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 390,981,973
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 390,981,973
	8	SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 390,981,973
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 12.4%. The voting power of the shares beneficially owned represent 70.4% of the total outstanding voting power. *
12	TYPE OF REPORTING PERSON CO

*

The percentage of voting power is calculated by dividing the voting power beneficially owned by the Reporting Person by the voting power of all of the Issuer’s holders of Class A ordinary shares and Class B ordinary shares as a single class as of December 31, 2022. Each holder of Class A ordinary shares is entitled to one vote per share and each holder of Class B Shares is entitled to twenty votes per share on all matters submitted to them for a vote.

1	NAMES OF REPORTING PERSONS Fortune Rising Holdings Limited *
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 18,367,300
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 18,367,300
	8	SHARED DISPOSITIVE POWER 0

9

  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

18,367,300 (Fortune Rising Holdings Limited holds and administers these shares for the benefit of employees of the Issuer under the Issuer’s Share Incentive Plan (excluding Mr. Richard Qiangdong Liu himself). Mr. Liu can exercise the voting power with respect to these shares on behalf of Fortune Rising Holdings Limited, but does not have any economic interest in these shares. See Item 4.)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.6%. **The voting power of the shares beneficially owned represent 3.5% of the total outstanding voting power. ***
12	TYPE OF REPORTING PERSON CO

*

Fortune Rising Holdings Limited, a British Virgin Islands company, holds and administers the Class B ordinary shares of the Issuer for the benefit of plan participants under the Issuer’s Share Incentive Plan (excluding Mr. Richard Qiangdong Liu himself), such as transferring such shares to the plan participants according to awards granted by the Issuer under the Issuer’s Share Incentive Plan, and administers the awards and acts according to the Issuer’s instructions. See Item 4.

**

The percentage of voting power is calculated by dividing the voting power beneficially owned by the Reporting Person by the voting power of all of the Issuer’s holders of Class A ordinary shares and Class B ordinary shares as a single class as of December 31, 2022. Each holder of Class A ordinary shares is entitled to one vote per share and each holder of Class B ordinary shares is entitled to twenty votes per share on all matters submitted to them for a vote.

***

During the fourth quarter of 2022, Fortune Rising Holdings Limited sold an aggregate of 91,714 ADSs in the open market on behalf of certain employees of the Issuer (which do not include Mr. Richard Qiangdong Liu). Fortune Rising Holdings Limited holds the Class B ordinary shares of the Issuer for the purpose of transferring such shares to the plan participants according to awards granted by the Issuer under the Issuer’s Share Incentive Plan, and administers the awards and acts according to the Issuer’s instructions. However, the logistical procedures relating to the conversion of 183,428 Class B ordinary shares held by Fortune Rising Holdings Limited into 91,714 ADSs had not been completed as of December 31, 2022. Assuming such logistics had been completed as of December 31, 2022, Fortune Rising Holdings Limited would have held 18,183,872 Class B ordinary shares, representing 0.6% of the total outstanding ordinary shares of the Issuer, and the voting power of the shares beneficially owned represented 3.5% of the total outstanding voting power. See Item 4.

ITEM 1(a).	NAME OF ISSUER:

JD.com, Inc.

ITEM 1(b).	ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES:

20th Floor, Building A

No. 18 Kechuang 11 Street

Yizhuang Economic and Technological Development Zone

Daxing District, Beijing 101111

People’s Republic of China

ITEM 2(a).	NAME OF PERSON FILING:

Richard Qiangdong Liu

Max Smart Limited

Fortune Rising Holdings Limited

ITEM 2(b).	ADDRESS OF PRINCIPAL BUSINESS OFFICE, OR, IF NONE, RESIDENCE:

Richard Qiangdong Liu

JD.com, Inc.

20th Floor, Building A

No. 18 Kechuang 11 Street

Yizhuang Economic and Technological Development Zone

Daxing District, Beijing 101111

People’s Republic of China

Max Smart Limited

c/o Richard Qiangdong Liu

JD.com, Inc.

20th Floor, Building A

No. 18 Kechuang 11 Street

Yizhuang Economic and Technological Development Zone

Daxing District, Beijing 101111

People’s Republic of China

Fortune Rising Holdings Limited

c/o Richard Qiangdong Liu

JD.com, Inc.

20th Floor, Building A

No. 18 Kechuang 11 Street

Yizhuang Economic and Technological Development Zone

Daxing District, Beijing 101111

People’s Republic of China

ITEM 2(c).	CITIZENSHIP:

Richard Qiangdong Liu – People’s Republic of China

Max Smart Limited – British Virgin Islands

Fortune Rising Holdings Limited – British Virgin Islands

ITEM 2(d).	TITLE OF CLASS OF SECURITIES:

Ordinary shares, par value of $0.00002 per share

The Issuer’s ordinary shares consist of Class A ordinary shares and Class B ordinary shares. Holders of Class A ordinary shares and Class B ordinary shares have the same rights except for voting and conversion rights. Each Class A ordinary share is entitled to one vote, and each Class B ordinary share is entitled to twenty votes. Each Class B ordinary share is convertible at the option of the holder into one Class A ordinary share, whereas Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances.

ITEM 2(e).	CUSIP NO.:

47215P 106

This CUSIP number applies to the American Depositary Shares of the Issuer (“ADSs”), each representing two Class A ordinary shares of the Issuer, par value $0.00002 per share. No CUSIP has been assigned to the ordinary shares.

ITEM 3.	IF THIS STATEMENT IS FILED PURSUANT TO §§ 240.13D-1(B), OR 240.13D-2(B) OR (C), CHECK WHETHER THE PERSONS FILING IS A:

Not applicable

ITEM 4.	OWNERSHIP

The following information with respect to the ownership of the ordinary shares of par value of $0.00002 per share of JD.com, Inc. by each of the reporting persons is provided as of December 31, 2022:

Reporting Person	Amount beneficially owned:	Percent of class:	Sole power to vote or direct the vote:	Shared power to vote or to direct the vote:	Sole power to dispose or to direct the disposition of:	Shared power to dispose or to direct the disposition of:
Richard Qiangdong Liu	418,549,273	13.3	418,549,273	0	400,181,973	0
Max Smart Limited	390,981,973	12.4	390,981,973	0	390,981,973	0
Fortune Rising Holdings Limited	18,367,300	0.6	18,367,300	0	18,367,300	0

The 418,549,273 ordinary shares of the Issuer beneficially owned by Mr. Richard Qiangdong Liu consist of (i) 368,007,423 Class B ordinary shares directly held by Max Smart Limited, (ii) 11,487,275 ADSs, representing 22,974,550 Class A ordinary shares, held by Max Smart Limited, (iii) 9,200,000 Class A ordinary shares that Mr. Liu had the right to acquire upon exercise of options that shall have become vested by 60 days after December 31, 2022, and (iv) 18,367,300 Class B ordinary shares held by Fortune Rising Holdings Limited as described below.

Max Smart Limited, a British Virgin Islands company, directly holds 368,007,423 Class B ordinary shares and 11,487,275 ADSs of the Issuer. Max Smart Limited is 100% owned by UBS Nominees Limited on behalf of The Max Smart Trust, with UBS Trustees (BVI) Ltd. as the trustee, Mr. Richard Qiangdong Liu as the settlor and protector, and Mr. Liu and others designated by Mr. Liu as beneficiaries. Mr. Liu reserves the right to revoke The Max Smart Trust without the consent of another person, and Mr. Liu is the sole director of Max Smart Limited. Pursuant to Section 13(d) of the Securities Exchange Act of 1934, as amended, and the rules promulgated thereunder, Mr. Liu may be deemed to beneficially own all of the shares of the Issuer held by Max Smart Limited.

As of December 31, 2022, Fortune Rising Holdings Limited, a British Virgin Islands company, held 18,367,300 Class B ordinary shares. Fortune Rising Holdings Limited holds and administers the Class B ordinary shares of the Issuer for the benefit of plan participants under the Issuer’s Share Incentive Plan (excluding Mr. Richard Qiangdong Liu himself), such as transferring such shares to the plan participants according to awards granted by the Issuer under the Issuer’s Share Incentive Plan, and administers the awards and acts according to the Issuer’s instructions. Mr. Richard Qiangdong Liu is the sole shareholder and the sole director of Fortune Rising Holdings Limited. As the representative of Fortune Rising Holdings Limited, Mr. Liu can exercise the voting power with respect to these shares on behalf of Fortune Rising Holdings Limited, but does not have any economic interest in these shares. Pursuant to Section 13(d) of the Securities Exchange Act of 1934, as amended, and the rules promulgated thereunder, Mr. Liu may be deemed to beneficially own all of the shares of the Issuer held by Fortune Rising Holdings Limited.

The percentage of the class of securities beneficially owned by each of the reporting persons as of December 31, 2022 is based on 3,143,016,923 outstanding ordinary shares as a single class, being the sum of 2,756,642,200 Class A ordinary shares and 386,374,723 Class B ordinary shares outstanding as of December 31, 2022 assuming conversion of all Class B ordinary shares into Class A ordinary shares, and excluding the 36,656,144 Class A ordinary shares issued to the Issuer’s depositary bank for bulk issuance of ADSs reserved for future issuances upon the exercising or vesting of awards granted under the Issuer’s Share Incentive Plan. In addition, the calculation of percentage of the class of securities beneficially owned by Mr. Richard Qiangdong Liu has also taken into account 9,200,000 Class A ordinary shares that Mr. Liu had the right to acquire upon exercise of options that shall have become vested by 60 days after December 31, 2022.

* During the fourth quarter of 2022, Fortune Rising Holdings Limited sold an aggregate of 91,714 ADSs (representing 183,428 Class A ordinary shares) in the open market on behalf of certain employees of the Issuer (not including Mr. Richard Qiangdong Liu) who wished to sell the shares that they had received upon the exercising or vesting of the awards granted to them under the Issuer’s Share Incentive Plan. However, the logistics with the Issuer’s Cayman registrar and depositary bank, including the conversion of 183,428 Class B ordinary shares held by Fortune Rising Holdings Limited into an equal number of Class A ordinary shares and the conversion of these Class A ordinary shares into 91,714 ADSs, had not been completed as of December 31, 2022. Assuming the aforementioned logistics had been completed as of December 31, 2022, Fortune Rising Holdings Limited would have held 18,183,872 Class B ordinary shares, and the ownership of the ordinary shares of the Issuer by each of the reporting persons would be as follows:

Reporting Person	Amount beneficially owned:	Percent of class:	Sole power to vote or direct the vote:	Shared power to vote or to direct the vote:	Sole power to dispose or to direct the disposition of:	Shared power to dispose or to direct the disposition of:
Richard Qiangdong Liu	418,365,845	13.3	418,365,845	0	400,181,973	0
Max Smart Limited	390,981,973	12.4	390,981,973	0	390,981,973	0
Fortune Rising Holdings Limited	18,183,872	0.6	18,183,872	0	18,183,872	0

ITEM 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

Not applicable

ITEM 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

Not applicable

ITEM 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY OR CONTROL PERSON

Not applicable

ITEM 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

Not applicable

ITEM 9.	NOTICE OF DISSOLUTION OF GROUP

Not applicable

ITEM 10.	CERTIFICATIONS

Not applicable

LIST OF EXHIBITS

Exhibit No.	Description

99.1	Joint Filing Agreement

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 10, 2023

Richard Qiangdong Liu	/s/ Richard Qiangdong Liu

Max Smart Limited	By:	/s/ Richard Qiangdong Liu
	Name:	Richard Qiangdong Liu
	Title:	Director

Fortune Rising Holdings Limited	By:	/s/ Richard Qiangdong Liu
	Name:	Richard Qiangdong Liu
	Title:	Director